EXHIBIT 99.1

For Immediate Release 22-48-TR	Date:	July 26, 2022

Teck Announces President and CEO Succession

Don Lindsay announces retirement after fourth consecutive record quarter

Jonathan Price Appointed CEO; Red Conger Appointed President and COO

Vancouver, B.C. – The Board of Directors of Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Don Lindsay has informed them of his intention to retire as President and CEO of Teck effective as of September 30, 2022, following an outstanding 17 years. Teck’s Board has unanimously appointed Jonathan Price to succeed Don as Chief Executive Officer and Harry “Red” Conger as President and Chief Operating Officer, also effective September 30, 2022. Mr. Price and Mr. Conger will also be appointed to the Board. Mr. Lindsay has agreed to stay on into the second quarter of 2023 as a resource to management and the Board to support with the transition in the role of Executive Vice Chair. This is the culmination of a multi-year succession process.

“Don and the Board have been focused on succession for a number of years. We are delighted to have been able to recruit Jonathan and Red in 2020 and, under Don’s leadership, position them for successful advancement into these roles,” said Sheila Murray, Chair of Teck’s Board of Directors. "Jonathan is an internationally recognized leader in the mining sector and brings the right background, skills and experience to the role of CEO to further advance Teck’s balanced growth strategy.”

“On behalf of the Board, I want to thank Don Lindsay for his strong leadership, culminating with four consecutive record-setting quarters. Don has transformed Teck and today the company is well positioned for continued growth and value generation due to the strategy and solid foundation he has built, and the experienced and skilled leadership team he has put in place,” said Ms. Murray. “Don’s commitment to health and safety and sustainability, and his passion for the value that responsible resource development can deliver to the world are deeply ingrained in Teck’s culture, and he leaves an enduring legacy at all levels of the company.”

Mr. Price, incoming Chief Executive Officer, is currently Teck’s Executive Vice President and Chief Financial Officer and is an experienced executive with a proven track record spanning over 20 years in mining, capital markets, business development and finance. Before joining Teck in October 2020, he worked at BHP for 14 years in a variety of senior roles including Chief Transformation Officer, Vice President Finance and Vice President Investor Relations working in Asia, Australia, and the U.K. He has also worked in the Metals and Mining team at ABN AMRO Bank, and previously held various production and technical roles with former Canadian mining company INCO.

Mr. Conger, incoming President and Chief Operating Officer (COO), has served as Teck’s Executive Vice President and COO since September 2020. Prior to joining Teck, Mr. Conger held the role of President and COO – Americas with Freeport-McMoRan and brings a strong background in operations leadership, financial performance and delivering large-scale projects throughout the Americas. Red will focus on operational performance and delivery of Teck’s major projects including the final stage of construction at the QB2 copper project in Chile and advancing the QB Mill Expansion (QBME) project and other copper growth pipeline projects.

“Red’s extensive global mining experience and track record of operational excellence and successful project delivery is a perfect fit for the role of President and COO as we move through this transformational phase for Teck,” said Ms. Murray. “The Board looks forward to working closely with Jonathan, Red and the entire senior management team to execute on Teck’s transformation into a major global copper producer to meet growing demand driven by the net-zero transition, while providing long-term, sustainable value for our shareholders and all stakeholders.”

“I am excited and energized by the opportunities ahead for Teck to build on our existing strong foundation and position the company for long-term success. We will continue to execute on Teck’s strategy of balancing growth in copper with returning capital to shareholders and generating benefits for our people and the communities where we operate,” said Mr. Price.

“Teck has industry-leading growth potential with the impending completion of QB2 and advanced copper pipeline projects including QBME, Zafranal, and San Nicolas, which could be in production as early as 2026. I look forward to continuing to work closely with the talented teams across the company to deliver on that incredible potential and responsibly provide essential metals and minerals to the world,” said Mr. Conger.

“It has been an honour and a privilege to serve as Teck’s President and CEO for the past 17 years, and to have the opportunity to work alongside so many talented and dedicated people,” said Mr. Lindsay. “Together we have built Teck into an industry leader in sustainable resource development, with world-class operations, and an unmatched copper growth profile. Every day, our people and our products contribute to making the world a better place. I am extremely proud of what has been achieved during my tenure, and I look forward to supporting Jonathan and Red as they lead Teck into its next phase of growth and success.”

Mr. Lindsay has served as Teck’s President and CEO since 2005. Under his leadership, the company has delivered record financial and operational results, and returned significant capital to shareholders. During his tenure, Teck significantly expanded its resource base and production capacity and built one of the strongest copper growth pipelines in the industry, including the world-class QB2 copper project currently under construction in northern Chile. The company most recently achieved record annual revenues and earnings in 2021 and four record-setting quarterly results through Q3/Q4 of 2021 and Q1/Q2 of 2022. He has driven Teck’s commitment to sustainability, positioning the company as an industry leader in ESG performance, including setting ambitious sustainability targets such as net-zero GHG emissions by 2050 and Nature Positive by 2030.

Crystal Prystai, currently Vice President and Corporate Controller, will serve as interim Chief Financial Officer, effective immediately, while a search to identify a new CFO is undertaken.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of

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historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “could” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

Forward-looking statements include statements regarding our focus and strategy; our expectations regarding the completion of and timing of first production from QB2, QBME, San Nicolas, Zafranal, our advanced copper growth pipeline generally, and the return of capital to shareholders; and our goals to achieve net zero greenhouse gas emissions by 2050 and to become a nature positive company by 2030, including the actions we intend to take to achieve those goals and the expected impact or effect of those actions.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding the development of our business; commodity prices; our ability to realize value from our copper growth pipeline; the timing of the receipt of regulatory and governmental approvals; positive results from the studies on our expansion and development projects; the development, performance and cost of technologies needed to advance our goals; and general business and economic conditions. Factors that may cause actual results to vary include, but are not limited to, changes in general business or economic conditions or commodity prices; inaccurate geological or metallurgical assumptions related to our projects; and unanticipated difficulties in advancing our projects and sustainability goals, including those related to permitting and technology advancement.

Forward-looking statements are made as of the date of this news release and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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